EX.h.2

Columbia Acorn Trust

227 West Monroe

Suite 3000

Chicago, Illinois 60606

May 1, 2010

Reference is made to that certain Transfer, Dividend Disbursing and Shareholders’ Servicing Agreement dated as of May 1, 2010 (the “Agreement”) between Columbia Acorn Trust (the “Trust”) on behalf of each of its series (each a “Fund”), Columbia Management Investment Services Corp. (“CMIS”) and Columbia Management Investment Advisers, LLC (“Columbia Management”). Schedule B of the Agreement provides that each Fund shall pay CMIS for the services provided under the Agreement.

Each Fund shall pay CMIS for the services to be provided by CMIS under the Agreement an amount equal to the sum of the following:

1.	A per account fee of $17.00 per annum, payable monthly;

2.	The Fund’s Allocated Share of the Reimbursable Out-of-Pocket Expenses, as defined in Schedule B of the Agreement; and

3.	Sub-Transfer Agency fees equal to the actual fees and expenses paid by CMIS or its affiliates to third-party dealer firms or transfer agents that maintain omnibus accounts with the Fund, subject to a cap equal to 0.05% of the Fund’s net assets in such omnibus account. The Sub-Transfer Agency fees are payable (and the cap is applicable) on a monthly basis, based on average daily net assets, in an amount equal to 1/12 of the per annum charge.

Except as provided herein, nothing in this letter agreement modifies or in any way amends the terms of the Agreement, including the payment obligations established therein.

Very truly yours,
COLUMBIA MANAGEMENT INVESTMENT SERVICES CORP.

By:	/s/ Stephen T. Welsh
Stephen T. Welsh
President

Agreed and accepted by COLUMBIA ACORN TRUST on behalf of each of its series

By:	/s/ Bruce H. Lauer
Bruce H. Lauer Vice President, Secretary and Treasurer